Exhibit 4.5

AMENDMENT TO THE

HYPERCOM CORPORATION

NONEMPLOYEE DIRECTORS’ STOCK OPTION PLAN

Hypercom Corporation (the “Company”) previously approved and adopted the Hypercom Corporation Nonemployee Directors’ Stock Option Plan (the “Plan”) to encourage ownership in the Company by Nonemployee Directors, to strengthen the ability of the Company to attract and retain the services of experienced and knowledgeable individuals as Nonemployee Directors of the Company, and to provide Nonemployee Directors with a further incentive to work for the best interests of the Company and its stockholders. By this instrument, the Company desires to amend the Plan to (i) extend the duration of the Plan through 2012, (ii) increase the number of shares of Stock available under the Plan, and (iii) increase the number of annual and initial option grants to Nonemployee Directors.

1. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Plan.

2. This Amendment shall be effective as of date approved by the Company’s stockholders at its 2006 Annual Meeting (“Amendment Effective Date”).

3. Section 1.4 (Establishment, Purpose, and Duration – Duration of the Plan) of the Plan is amended and restated as follows:

1.4. DURATION OF THE PLAN. The Plan shall remain in effect until the earlier of (i) December 31, 2012, or (ii) the date the Plan is terminated by the Board of Directors pursuant to Article 7 or Section 8.4.

4. Section 4.1 (Shares Subject to the Plan – Number of Shares) of the Plan is amended and restated as follows:

4.1. NUMBER OF SHARES. The total number of shares of Stock available for grant under the Plan may not exceed 600,000, subject to adjustment as provided in Section 4.3. The shares issued pursuant to the exercise of Options granted under the Plan may be authorized and unissued Stock or Stock reacquired by the Company, as determined by the Committee.

5. Section 6.2 (Grant of Options – Annual Grant) of the Plan is amended and restated as follows:

6.2. ANNUAL GRANT. Each individual who is a Nonemployee Director on the third business day after the Company’s annual earnings release beginning with fiscal year 2006 and through and including fiscal year 2012, shall be granted an Option as of such date to purchase 15,000 shares of Stock, subject to the limitations on the number of shares that may be awarded under the Plan. The specific terms of the Options are subject to the provisions of this Article 6 and the Option Agreement executed pursuant to Section 6.4.

6. Section 6.3 (Grant of Options – Initial Grant) of the Plan is amended and restated as follows:

6.3. INITIAL GRANT. Each individual who first becomes a Nonemployee Director after the Amendment Effective Date, shall be granted an Option to purchase 15,000 shares of Stock as of the date the individual first becomes a Nonemployee Director. The specific terms of the Options are subject to the provisions of this Article 6 and the Option Agreement executed pursuant to Section 6.4.

7. Section 6.8(b) (Grant of Options – Payment) of the Plan is amended and restated as follows:

(b) by tendering previously acquired shares of Stock (held for at least six months) having a Fair Market Value at the time of exercise equal to the Total Exercise Price; or

8. This Amendment shall amend only the provisions of the Plan as set forth herein. Those provisions of the Plan not expressly amended hereby shall be considered in full force and effect.